Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
HealthSpring, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 dated June 1, 2010 of our reports dated February 11, 2010, with respect to the consolidated balance sheets of HealthSpring, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the financial statement schedule I — condensed financial information of HealthSpring, Inc. (Parent only) and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of HealthSpring, Inc.

/s/ KPMG LLP

Nashville, Tennessee
June 1, 2010